Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

We have one class of shares, and each holder of our shares is entitled to one vote per share. As the Alibaba Partnership’s director nomination rights are categorized as a weighted voting rights structure (the “WVR structure”) under the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange, we are deemed as a company with a WVR structure. Shareholders and prospective investors should be aware of the potential risks of investing in a company with a WVR structure. Our American depositary shares (the “ADS”), each representing eight of our shares, are listed on the New York Stock Exchange in the United States under the symbol BABA.

Alibaba Group Holding Limited

阿 里 巴 巴 集 團 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9988 (HKD Counter) and 89988 (RMB Counter))

ADJUSTMENT TO THE EXCHANGE RATE OF THE

ZERO COUPON EXCHANGEABLE BONDS DUE 2032

Reference is made to our announcements dated July 3, 2025 and July 4, 2025 (collectively, the “2025 Bonds Announcements”) in relation to our offering of HK$ 12.023 billion aggregate principal amount of zero coupon exchangeable bonds due 2032 (the “2025 Bonds”) by reference to the ordinary shares of Alibaba Health Information Technology Limited (“Alibaba Health”) that are listed on the Hong Kong Stock Exchange (HKEX: 0241) (“AH Shares”). Unless otherwise defined, all capitalized terms used in this announcement shall have the same meanings as defined in the 2025 Bonds Announcements.

Further reference is made to Alibaba Health’s (i) announcement dated May 14, 2026 of final results for the year ended March 31, 2026 in relation to, among other things, its Board’s recommendation, subject to approval by the shareholders of Alibaba Health, to pay a final dividend of RMB0.0595 per AH Share and a special dividend of RMB0.1352 per AH Share for the year ended March 31, 2026 (collectively, the “2026 AH Dividends”) and (ii) announcement dated August 7, 2026 of results of the annual general meeting held on August 7, 2026 in relation to, among other things, the approval of the 2026 AH Dividends by the shareholders of Alibaba Health.

We hereby announce that as a result of Alibaba Health’s declaration of the 2026 AH Dividends and pursuant to the terms and conditions of the 2025 Bonds, the Exchange Price of the 2025 Bonds has been adjusted from HK$6.23 per AH Share to HK$5.92 per AH Share and the Exchange Ratio has been adjusted from 160,513.6 AH Shares per HK$1,000,000 principal amount of 2025 Bonds to 168,918.9 AH Shares per HK$1,000,000 principal amount of 2025 Bonds, with effect from August 14, 2026.

Following the above adjustment, the number of AH Shares that we may exchange in full of the 2025 Bonds increased from 1,928,855,537 AH Shares to 2,030,912,162 AH Shares.

By order of the Board
Alibaba Group Holding Limited
Kevin Jinwei ZHANG
Secretary

Hong Kong, August 14, 2026

As at the date of this announcement, our board of directors comprises Mr. Joseph C. TSAI as the chairman, Mr. Eddie Yongming WU, Mr. J. Michael EVANS and Ms. Maggie Wei WU as directors, and Mr. Jerry YANG, Ms. Wan Ling MARTELLO, Mr. Weijian SHAN, Ms. Irene Yun-Lien LEE, Mr. Albert Kong Ping NG and Mr. Kabir MISRA as independent directors.

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